UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2024

Commission file number: 001-38350

Lithium Americas (Argentina) Corp.

(Translation of Registrant’s name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [ ] Form 40-F [X]

INCORPORATION BY REFERENCE

Exhibit 99.3 to this Form 6-K of Lithium Americas (Argentina) Corp. (formerly Lithium Americas Corp) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-269649), as amended or supplemented.

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Meeting
99.2	Notice of Availability of Proxy Materials
99.3	Information Circular
99.4	Form of Proxy
99.5	Voting Instruction Form
99.6	Return Card
99.7	Virtual Meeting User Guide

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas (Argentina) Corp.
(Registrant)

By:	“Sam Pigott”
Name:	Sam Pigott
Title:	President and Chief Executive Officer

Dated: May 14, 2024